SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AmBev and Interbrew Provide Additional Information Regarding
the Transaction Announced in March 3, 2004

São Paulo and Leuven, March 5, 2004. Companhia de Bebidas das Américas (AmBev) (NYSE: ABV, ABVc; Bovespa: AMBV4, AMBV3) and Interbrew (Euronext: INTB) inform that at a presentation to investors in New York yesterday, John Brock, Chief Executive Officer of Interbrew, and Marcel Herrmann Telles, Co-Chairman of AmBev, discussed the recently announced combination between the two companies to form InterbrewAmBev, the world’s premier brewer.

During the presentation, further clarification was provided with respect to the valuation of the Labatt Americas business, which will be merged into AmBev upon completion of the transaction, as summarized in the following table:

Transaction Parameters - Labatt, Femsa Cerveza and Labatt USA

(in millions of US$ unless otherwise stated)

FY 2003
Transaction Value (TV)	$7.3 bn
2003 EBITDA Labatt Americas (EUR)	€386 million
2003 EBITDA Labatt Americas (US$) (1)	$437
Adjusted EBITDA Labatt Americas (2)	$463 (A)
Femsa Cerveza EBITDA (30%)	$173 (B)
Transaction EBITDA (A + B)	$636
TV / EBITDA Multiple	11.4x

1 Includes 100% of Labatt USA
2 Adjusted for negative impact of Quebec strike and 30% minority interest in Labatt USA

The Labatt Americas business is comprised of three operations: Labatt in Canada, which is wholly owned, a 70% stake in Labatt USA and a 30% stake in the mexican Femsa Cerveza.

In discussing the above table, management described the reconciliation of the €386 million EBITDA reported in the March 3 press release to that considered in the valuation methodology. First, the foreign exchange rate of 1.13 dollars per euro was applied to this figure, resulting in an EBITDA figure of US$437 million. That figure is then adjusted to reflect the 70% stake in Labatt USA (the US$437 million figure incorporates 100% of Labatt USA EBITDA) and the one-off expenses related to the strike in Labatt’s Quebec plant. Including the 30% interest on Femsa Cerveza’s EBITDA, which represents $173 million, produces total EBITDA of $636 million, which reflects an 11.4x multiple.

Management added that after giving effect to the synergies expected from the transaction, the 2004 EBITDA multiple would be 10.1x.

The companies today are releasing a revised summary of financial metrics to reflect this clarification, and also to present the correct translation of AmBev’s figures from Reais into Euros.

	AmBev 2003		Interbrew 2003	Labatt Americas (pro forma) 2003
	Euro(1) (Millions unless stated otherwise)	R$ (Millions unless stated otherwise)	Euro (Millions unless stated otherwise)	Euro (Millions unless stated otherwise)
Net Turnover	2,495	8,684	7,044	2,172
EBITDA	883	3,072	1,498	532(2)
Profit from Operations	663	2,306	839	366
Net profit from Ordinary Activities	407	1,412	505
Net Profit	407	1,412	505
EPS	10.7	37.23 (per thousand shares)	1.45
Dividend per Share	6.7	23.14 (per thousand ordinary shares) 25.45 (per thousand preferred shares)	0.36
ROIC	17.7%	17.7%	10.6%
Net Capex	273	945	595
Cash Flow from Operations	728	2,528	1,151
Cash Interest Coverage	13.5X	13.5X	7.6X
Net Financial Debt	876	3,188	2,434
Debt Equity Ratio	0.74X	0.74X	0.52X
(1) Converted from R$ to € as per the following:
Income Statement and Cash Flow items converted at the average exchange rates of R$3.0715/US$ and US$1.1329/€.
Balance Sheet items converted at the 31 December, 2003 exchange rates of R$2.8892/US$ and US$1.2595/€.
(2) If one-off costs from Quebec strike are added back, this figure would be €561 million, US$636 million.

In addition, given the corrections in AmBev’s figures provided by the table and the proportional consolidation of Femsa Cerveza’s results to Labatt Americas pro forma results, AmBev and Interbrew provide in the following the correct figures for AmBev’s results in 2003 and for combined results of AmBev and Labatt Americas in 2003, which were exposed in the section Financial Benefits included in the announcement of the transaction in March 3, 2004:

  AmBev’s net sales in 2003 of €2,495 million (US$2,827 million)

  AmBev’s gross profit in 2003 of €1,333 million (US$1,510 million)

  AmBev’s EBITDA in 2003 of € 883 (US$1,000 million)

  Combined revenues for AmBev and Labatt Americas in 2003 of €4,667 million (US$5,287 million)

  Combined EBITDA for AmBev and Labatt Americas in 2003 of €1,415 million (US$1,603 million)

###

For further information please refer to the companies’ websites
 www.ambev-ir.com and www.interbrew.com , or contact their Investor
Relations departments

AmBev’s Investor Relations Department

Pedro Ferraz Aidar
Tel: +55 11 2122-1415
acpaidar@ambev.com.br

Fernando Vichi
Tel: +55 11 2122-1414
acfgv@ambev.com.br

Interbrew’s Investor Relations Department

Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-5769
marianne.amssoms@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@interbrew.com

About AmBev

AmBev is the world’s fifth largest brewer and one of the best-managed, most profitable brewers in the industry with leading margins and a return on equity of over 30%. It has leading positions in the Brazilian market with approximately 65% of the beer market and 17% of the soft drink segment. AmBev is growing in other Latin American markets such as Argentina, Venezuela, Uruguay, Bolivia, Chile, Peru and Guatemala, and is expanding to Central America and the Caribbean. For further information, visit www.ambev-ir.com.br.

About Interbrew

Interbrew is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew’s strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. Interbrew employs nearly 50,000 people, running operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, Interbrew realized a net turnover of more than €7 billion. For further information visit www.interbrew.com.

Disclaimer

Neither this press release nor any of the transactions referred to above constitutes an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

The securities that may be issued pursuant to the terms and conditions of the transactions referred to above have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), of the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act or the securities laws of such state or country, as the case may be, or (ii) an available exemption from such registration.

Under the terms and conditions of, and in connection with, the transaction referred to above, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward looking statements reflecting the current views of the management of Interbrew and AmBev with respect to, among other things, InterbrewAmBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InterbrewAmBev to achieve these objectives and targets is dependent on many factors which are outside of management’s control.

In some cases, words such as “believe”, “intent”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.